Exhibit 99.1

Turbo Energy Teams with Connection Holdings to Introduce All-in-One, AI-Optimized SUNBOX Home Energy Storage System to U.S. Market

Marks Pivotal Step Forward in Turbo Energy’s Global Expansion Initiatives

VALENCIA, Spain – (Globe Newswire) – October 22, 2024 – Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced that the Company has partnered with Florida-based Connection Holdings, LLC (“CH”), the managing entity of brands operating in the performance marketing and lead generation sectors with focus on a broad range of industries, including the U.S. solar energy market.

Pursuant to the strategic advisory agreement entered into on October 18, 2024, CH will employ its organization’s award-winning market penetration capabilities and leverage its extensive nationwide network of leading U.S. solar installation companies to assist Turbo Energy in introducing and winning U.S. market share for the Company’s proprietary, all-in-one, Artificial Intelligence (“AI”)-optimized SUNBOX solar energy storage system designed specifically for residential application (“SUNBOX Home”).

Mariano Soria, the Chief Executive Officer of Turbo Energy, stated, “With virtually thousands of SUNBOX Home installations spanning nine countries throughout Europe, we have been actively engaged over the past several months in progressing through extensive U.S. testing and certification processes to affirm that SUNBOX Home meets and exceeds American public and product safety standards for energy storage systems and equipment. We are very excited to be partnering with Connection Holdings to take the next pivotal step in our global expansion plan, introducing SUNBOX Home to the U.S. market in hopes that we will achieve meaningful market awareness and rapid adoption of what we believe is the industry’s most price-competitive, smart, all-in-one solar energy storage solution on the market today.”

“We are very proud to have been chosen by Turbo Energy to lead the market launch of SUNBOX Home in the U.S.,” noted Edmond Pain, Managing Principal and Co-Founder of CH. “Considering that SUNBOX Home features scalable energy storage capacity that is up to four times greater than other leading residential energy storage systems available in the U.S., coupled with the fact that all components – inverter, batteries and AI-optimized software -- are fully integrated in an innovative, all-in-one, elegantly designed system, we expect that market demand will be strong and immediate and grow exponentially in the coming years as sustainable solar energy storage solutions become a must-have for homeowners nationwide.”

According to the Q3 2024 industry research report released by the Solar Energy Industries Association and Wood Mackenzie, homeowners and businesses are increasingly demanding solar systems that are paired with battery storage. California’s shift in net metering policy and state incentives for solar-plus-storage in other markets have driven attachment rates up in recent quarters. The report further states that by 2028, 28% of all new distributed solar capacity will be paired with storage, compared to under 12% in 2023.

SUNBOX Home is a complete intelligent solar energy storage system powered by Turbo Energy’s patented AI algorithms and processes that allow homeowners to fully optimize the energy efficiency of their solar power panel installations. Moreover, the cloud-based Turbo Energy mobile app gives SUNBOX Home users total control over the storage system, including determining best times of day when to use the surplus energy stored, as well as providing complete real-time visibility into battery status, energy production, actual power usage and monthly cost savings. In addition, the app provides data-driven insight into weather and electricity price forecasts, among other vital metrics.

Turbo Energy’s U.S. market launch will be led by a multi-month beta test, whereby Connection Holdings will coordinate the deployment of several SUNBOX Home system installations in residences located in key, high growth markets across the nation. Following the conclusion of the beta test and analysis of collected data and feedback from installers and homeowners, Connection Holdings is tasked with implementing a national marketing campaign designed to ramp sales of SUNBOX Home and help to define and refine, as necessary, the U.S.-based infrastructure needed to support anticipated market demand in the months and years to come.

About Connection Holdings, LLC

Connection Holdings has built and consolidated a portfolio of U.S. companies which are trusted to provide award-winning performance marketing and comprehensive data analytic services to the nation’s leading solar, roofing, home improvement, consumer financial and health insurance companies. Its brands, which have collectively generated nearly $500 million in sales for its valued customers, include Solar Direct Marketing, Connecting the Dots, Home Direct Marketing, Senior Direct Marketing, Encompass Leads, Debt Direct Marketing, Vested Exchange and Blockhub. In 2021, 2022 and 2023, Solar Direct Marketing earned distinction as one of Inc. Magazine’s fastest growing, privately held companies in the country. Connecting the Dots was also named to Inc.’s top 500 fastest growing companies in 2022; and in 2023 and 2024 was nominated as the premiere Data Provider of the Year at the prestigious Affy Awards. For more information, please visit www.connectionholdings.com.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.	At Connection Holdings, LLC
Dodi Handy, Director of Communications	David Stodolak, Chief Executive Officer
Phone: 407-960-4636	Phone: 919-802-1555
Email: dodihandy@turbo-e.com	david@solardirectmarketing.com